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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                         FITZGERALDS GAMING CORPORATION
                   -----------------------------------------
                               (Name of Issuer)




                          COMMON STOCK $.01 PAR VALUE
                   -----------------------------------------
                         (Title of Class of Securities)




                                   338271109
                   -----------------------------------------
                                (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                           PAGE  1  OF  3  PAGES


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CUSIP NO.  338271109               SCHEDULE 13G           PAGE  2  OF  3  PAGES

-------------------------------------------------------------------------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Turk, Jerome H.
          SS ####-##-####
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

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  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
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                       (5)     SOLE VOTING POWER
  NUMBER OF                    842,568
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   842,568
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
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  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          842,568
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 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          21.0% (at December 31, 1998)
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO.  338271109             SCHEDULE 13G             PAGE  3  OF  3  PAGES


                             EXPLANATORY STATEMENT

This Amendment No. 2 amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13G filed by Jerome Turk ("Turk"), dated March 26, 1997, as amended by Amendment No. 1 filed February 12, 1998 (collectively, the "Schedule 13G"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Fitzgeralds Gaming Corporation, a Nevada corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13G.

ITEM 4.   OWNERSHIP.

     Item 4 is hereby amended and restated as follows:

     As of October 16, 1997, the Company granted Mr. Turk options with respect to 75,000 Shares. All such 75,000 options expired unexercised. On June 28, 1998, Mr. Turk acquired 8,620 Shares, representing approximately .2% of the Company's outstanding Shares, from his relatives. As the result of the expiration of the options and the acquisition of such Shares, as of December 31, 1998, Mr. Turk beneficially owned 842,568 Shares of Common Stock of the Company, which represented approximately 21.0%.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          February 8, 1999                 /s/ JEROME H. TURK
      ------------------------         ------------------------------
               Date                            Jerome H. Turk